

June 24, 2013

<u>Via E-mail</u>
Derek Peterson
Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

> **Re:** **Terra Tech Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 28, 2013**
> **File No. 333-188477**

Dear Mr. Peterson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. If material, please update your disclosure to reflect developments you have recently announced, including:

    - GrowOp's opening of a new location in Seattle, Washington, as discussed in your press release issued May 2, 2013, and any attendant risks, to the extent this represents expansion into a new area where marijuana is legalized;

    - the completion of your purchase of 5 acres of greenhouse to be constructed in New Jersey, as discussed in your press release of May 6, 2013; and

    - your distribution deal with GroRite Garden Centers, as discussed in your press release issued May 8, 2013; your distribution deal with NB Plants, as discussed in your press release issued May 14, 2013; and your distribution deal with Palm Creek Produce, as discussed in your press release issued June 3, 2013.

Please also file all related agreements, to the extent material. Refer to Regulation S-K Item 601(b)(10).

2. Refer to your 8-K filed May 23, 2013, where you indicate that you anticipate your retail distribution agreement with Edible Gardens will be "worth close to $500,000 in annual revenue," and that your distribution agreement with NB Gardens will be worth "$2,000,000 in annual revenue." We note further that you issued second quarter revenue guidance of $800,000 on May 15, 2013 and your CEO Derek Peterson discussed that guidance in an interview given to SmallCapVoice on May 16, 2013. Please provide your analysis of whether and how the timing and content of your release of this information complied with Section 5 of the Securities Act of 1933.

Share Exchange Agreement with Edible Garden Corp., page 2

3. We note your disclosure in the last paragraph on pages 2 and 43 that "the Edible Garden Shareholders . . . hold approximately 25.7% of the issued and outstanding shares of [your] common stock and approximately 43.3% of [your] voting power." We note, however, that your current report on Form 8-K filed on May 6, 2013 discloses that the Edible Garden Shareholders held approximately 48.9% of the issued and outstanding shares of common stock and 53.7% of the voting power of the company. Please revise to reconcile as appropriate.

The Offering – Common Stock Outstanding Before the Offering, page 5

4. We note your disclosure here that there are 166,070,651 shares of common stock outstanding. We note, however, your disclosure on page 24 that as of May 7, 2013 there were 86,861,870 shares of common stock outstanding. Please provide us with your analysis as to how you calculated the number of outstanding shares of your common stock. As necessary, please make all applicable revisions to your disclosure, tables and footnotes and other relevant disclosure throughout your filing, including your Selling Security Holders Table.

Risk Factors, page 8

We may be required to incur significant costs…, page 13

5. Please disclose that your disclosure controls and procedures were not effective as of your most recent quarterly period. Please also update your disclosure to reflect the material weaknesses in your internal control over financial reporting that management identified as of the date of its last assessment.

Management's Discussion and Analysis…, page 32

6.   Please provide all of the disclosures required by Regulation S-K Item 303. We
        note, for example, that you have omitted the liquidity and capital resources
        discussion required by Regulation S-K Item 303(a)(1) and (2).

Security Ownership of Certain Beneficial Owners and Management, page 42

7.   Please reconcile the number of outstanding shares in footnote (2) to your
        beneficial ownership table with your disclosure in the first paragraph on page 24.

8.   It is not clear from your disclosure here and in certain of your Form 8-K filings
        what exact consideration was given and received by various parties in your
        acquisition of Edible Gardens. Please review and revise as appropriate, using the
        following several comments to guide you.

9.   We note your disclosure on page 2 that Amy Almsteier sold 6,750,000 of her
        12,500,000 shares of Series B Preferred Stock to the Edible Garden Shareholders
        on a pro rata basis. From that disclosure it would appear that Ms. Almsteier
        currently owns 5,750,000 shares of Series B Preferred Stock, which would be
        convertible into 30,959,872 shares of common stock. Please tell us how you
        calculated Ms. Almsteier ownership in footnote (3) to this table.

10.   In this regard, it appears from your Form 8-K filed May 6, 2013 that you
        redeemed shares of the company's common stock from Ms. Almsteier, but it is
        not clear from that filing whether you redeemed 500,000 shares or 11,700,000
        shares. Please revise to clarify.

11.   We note your disclosure on page 2 that you issued 1,250,000 shares of common
        stock to the Edible Garden Shareholders and that Ms. Almsteier issued 6,750,000
        shares of Series B Preferred Stock to them, for a total of 37,594,197 shares of
        common stock on a fully converted basis. Please reconcile with disclosure here
        that four of the Edible Garden Shareholders received in excess of 40,000,000
        shares of your common stock on a fully converted basis.

Financial Statements, page 45

Interim Financial Statements, page F-21

Note 15. Subsequent Events, page F-36

12.   We note your disclosures that you offered and sold 1,250,000 shares of common
        stock in exchange for all of the outstanding shares of Edible Garden Corporation

on April 24, 2013. We further note that your majority shareholder separately offered and sold 6,750,000 of her 12,500,000 shares of Series B Preferred Stock to Edible Garden Corporation's shareholders on April 24, 2013. Please address the following comments:

- Please explain to us if your majority shareholder received consideration, including the type of consideration received such as cash or shares, as part of the sale of the 6,750,000 shares of Series B preferred shares to Edible Garden Corporation's shareholders.

- Please provide to us your significance calculations pursuant to the requirements of Rule 8-04 (b)-(c) of Regulation S-X related to the Edible Garden Corporation acquisition in evaluating whether or not Edible Garden Corporation's financial statements are required to be filed. Within your response, please explain to us how you considered your majority shareholder's sale of the Series B preferred stock to Edible Garden Corporation's shareholders within your significance calculations.

Signatures, page II-6

13.   Please parenthetically note who is signing in their capacity as your principal financial officer and principal accounting officer or controller in the signature blocks following the second paragraph on page II-7.

Exhibit 5.1 – Legality Opinion

14.   We understand from your prospectus disclosure that a majority of the shares referred to in clause (ii) of the third paragraph of the opinion underlie the convertible debentures and have not been issued. Please revise your disclosure or have the opinion revised as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via email): Thomas Puzzo, Esq.